P.E. 10/31/01

1-08819

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
JAN 30 2002

FORM 6-K

02012646

Report of Foreign Issuer

Pursuant to Rule 13a-16 of the Securities Exchange Act of 1934

For the month of October, 2001
Commission File Number 1-8819

British Telecommunications public limited company
BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Name of registrant and address of principal executive offices)

Enclosures: two company announcements made on October 4 2001.

- BT announces intention to transfer accounting and financial services department to Xansa.
- Schedule 5 - Blocklisting six monthly return.

PROCESSED
FEB 11 2002
THOMSON
FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH TELECOMMUNICATIONS
public limited company

Date: October 9, 2001 By:

ALAN G SCOTT
Authorized Representative

NR0163 October 4, 2001

BT ANNOUNCES INTENTION TO TRANSFER ACCOUNTING AND FINANCIAL SERVICES DEPARTMENT TO XANSA

BT today announced its intention to transfer the department which provides many of its key accounting and financial services to Xansa the business consulting, information technology and outsourcing company. If an agreement is reached, Xansa will manage these services and provide them to BT under a long term service contract.

The proposal is in line with BT's stated strategy of maximising shareholder value by focusing on its core telecommunications business. It would allow BT to benefit from Xansa's considerable experience in the provision of outsourcing services.

Philip Hampton, BT Group finance director, said: "We believe this relationship with Xansa would provide us with the opportunity to benefit from continuing improvements and best-in-class processes and systems. It provides both opportunities for cost savings for BT as well as excellent career prospects for the people who transfer. This builds on our strategy of focusing on BT's core business."

More than 500 employees from BT's financial and accounting services department would transfer to Xansa as part of the proposed arrangement. It is expected that a definitive agreement between BT and Xansa would be finalised by year end.

Xansa Chairman Hilary Cropper said: "We are delighted to announce this proposed alliance which would represent a natural and complementary extension to our 15 year relationship with BT. BT would be a foundation client of our new Business Process Management business, the launch of which we announced separately today. It will build on our existing capabilities and enhance significantly our offering in the growing area of IT enabled business process management. It will be a pleasure to welcome such highly skilled professionals into Xansa."

Notes to editors

BT's financial and accounting services department provides a range of accounting and transaction processing services to the lines of business within the BT Group.

Xansa is a company that transforms the business capability of its clients by harnessing knowledge of selected industries and business processes with proven skills in applying technology. The company has three key areas of expertise: business consultancy, information technology and outsourcing, and operates in the UK, North America, continental Europe, India and Asia Pacific. Xansa is listed on the London Stock Exchange under the code XAN.

Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369.
From outside the UK, dial + 44 20 7356 5369.
All BT Group news releases can be accessed at our web site: www.groupbt.com/mediacentre

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: BRITISH TELECOMMUNICATIONS plc

2. Name of scheme:

a. BT Share Option Scheme
b. BT Employee Sharesave Scheme

3. Period of return: From 01/10/00 to 31/03/01

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme

a. 4,037,911

b. 16,717,870

5. Number of shares issued/allotted
under scheme during period

a. 312,520

b. 2,345,469

6. Balance under scheme not yet issued/allotted
at end of period

a. 3,725,391

b. 14,372,401

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

a. 11,000,000 Ordinary Shares of 25p each listed on 6 June 1997 ref:
(A/2404/1997)

b. 20,000,000 Ordinary Shares of 25p each listed on 31 May 2000

Please confirm total number of shares in issue at the end of the period
in order for us to update our records

6,585,228,408

Contact for queries:

Name: Maria Reeves

Address: pp A4B, BT Centre, 81 Newgate St, EC1A 7AJ

Telephone: 020 7356 5266